SLC Student Loan Receivables I, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents SLC Student Loan Receivables I, Inc. has filed with the SEC for more complete information about SLC Student Loan Receivables I, Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, SLC Student Loan Receivables I, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-831-9146.

Final Term Sheet

$3,054,755,000

SLC Private Student Loan Trust 2006-A

Issuing Entity

SLC Student Loan Receivables I, Inc.

Depositor

The Student Loan Corporation
Sponsor, Seller, Servicer and Administrator

Student Loan Asset-Backed Notes

Class	Original Principal Amount	Interest Rate	Maturity	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor
A-1 Notes	$490,000,000	3-month LIBOR plus 0.02%	January 15, 2014	100%	0.130%	99.870%
A-2 Notes	$373,000,000	3-month LIBOR plus 0.03%	October 15, 2015	100%	0.200%	99.800%
A-3 Notes	$425,000,000	3-month LIBOR plus 0.07%	April 16, 2018	100%	0.250%	99.750%
A-4 Notes	$700,000,000	3-month LIBOR plus 0.12%	January 15, 2019	100%	0.300%	99.700%
A-5 Notes	$723,095,000	3-month LIBOR plus 0.17%	July 15, 2036	100%	0.355%	99.645%
B Notes	$129,827,000	3-month LIBOR plus 0.30%	July 15, 2036	100%	0.400%	99.600%
C Notes	$213,833,000	3-month LIBOR plus 0.45%	July 15, 2036	100%	0.580%	99.420%

We are offering the notes through the underwriters at the prices shown above when and if issued.  Application will be made to The Irish Stock Exchange Limited for the notes to be admitted to the Official List and to begin trading on its regulated market.  There can be no assurance that such a listing will be obtained.  The issuance and settlement of the notes is not conditioned on the listing of the notes on The Irish Stock Exchange Limited.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The notes are asset-backed securities and are obligations of the issuing entity, which is a trust.  They are not obligations of or interests in The Student Loan Corporation, the depositor or any of their affiliates.  The notes are not guaranteed or insured by the United States or any governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined whether this final term sheet, the initial term sheet dated December 8, 2006, the initial free-writing prospectus dated November 28, 2006 or the base prospectus dated November 28, 2006 is accurate or complete.  Any contrary representation is a criminal offense.

Citigroup

Merrill Lynch & Co.

Goldman, Sachs & Co.

December 11, 2006